Exhibit 12.1

SMART BALANCE, INC. AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(Dollars in thousands)

	Year Ended December 31,					Six Months Ended June
	2007	2008	2009	2010	2011	30, 2012
EARNINGS

Income (loss) before income taxes	$(65,254)	$(10,531)	$4,824	$(121,355)	$20,832	$9,452
Interest expense	9,678	10,499	5,179	3,598	3,612	2,450
Interest factor in rent expense	52	169	243	240	273	143
Earnings (loss) before income taxes and fixed charges	$(55,524)	$137	$10,246	$(117,517)	$24,717	$12,045

FIXED CHARGES

Interest expense	$9,678	$10,499	$5,179	$3,598	$3,612	$2,450
Interest factor in rent expense	52	169	243	240	273	143
Preferred dividend requirements	37,159	–	–	–	–	–
Fixed charges	$46,889	$10,668	$5,422	$3,838	$3,885	$2,593

Ratio of earnings to fixed charges	(a)	(a)	1.89	(a)	6.36	4.65

(a)	Earnings (loss) before income taxes and fixed charges for the years ended December 31, 2007, 2008 and 2010 were inadequate to cover fixed charges for the period by $102,413, $10,531 and $121,355, respectively.